UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2015

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

Below is an English translation (from Hebrew) from an immediate report filed by Intec Pharma Ltd. (the “Company”) as published on the Tel-Aviv Stock Exchange Ltd. and the Israeli Securities Authority on August 30, 2015, in accordance with the Israeli Security Regulations.

Immediate Report of discontinuation of being a Principal Shareholder

Event 1

Name of Holder: Eli Joseph

Name in English: Eli Joseph

ID type: Israeli Identification

ID Number: 072791833

Nationality/country of incorporation or registration: Individual with Israeli citizenship

Address: Israel

Does the holder serve as the representative for reporting purposes of several shareholders who, jointly with him/her/it, hold corporation securities: No

Reason of discontinuation of being a Principal Shareholder: Dilution following issuance of the Company’s ordinary shares in the U.S.

Name and type of securities: Ordinary Shares

Securities no. on TASE: 1117795

Date of change: August 7, 2015

Amount of securities relating to this event: 0

Quoted price: US$0.00

Are the ordinary shares dormant shares or securities convertible to dormant shares: No

Current balance (the amount of securities following the event): 38,900

Current holding in Company shares: Equity: 0.37%; Voting power: 0.37%

Fully diluted holding in Company shares: Equity: 0.33%; Voting power: 0.33%

Event 2

Name of Holder: Alpha Beta Investments and Entrepreneurship Ltd

Name in English: Alpha Beta Investments and Entrepreneurship Ltd

ID type: Number with the Israeli Registrar of Companies

ID Number: 512869413

Nationality/country of incorporation or registration: Incorporated in Israel

Address: Israel

Does the holder serve as the representative for reporting purposes of several shareholders who, jointly with him/her/it, hold corporation securities: No

Reason of discontinuation of being a Principal Shareholder: Dilution following issuance of the Company’s ordinary shares in the U.S.

Name and type of securities: Ordinary Shares

Securities no. on TASE: 1117795

Date of change: August 7, 2015

Amount of securities relating to this event: 0

Quoted price: US$0.00

Are the ordinary shares dormant shares or securities convertible to dormant shares: No

Current balance (the amount of securities following the event): 260,788

Current holding in Company shares: Equity: 2.45%; Voting power 2.45%

Fully diluted holding in Company shares: Equity: 2.22%; Voting power: 2.22%

Event 3

Name of Holder: Hawthorn Asset Management Inc.

Name in English: Hawthorn Asset Management Inc.

ID type: Registration number in the foreign country of incorporation

ID Number: 28228282

Nationality/country of incorporation or registration: United States

Address: Israel

Does the holder serve as the representative for reporting purposes of several shareholders who, jointly with him/her/it, hold corporation securities: No

Reason of discontinuation of being a Principal Shareholder: Dilution following issuance of the Company’s ordinary shares in the U.S.

Name and type of securities: Ordinary Shares

Securities no. on TASE: 1117795

Date of change: August 7, 2015

Amount of securities relating to this event: 0

Quoted price: US$0.00

Are the ordinary shares dormant shares or securities convertible to dormant shares: No

Current balance (the amount of securities following the event): 305,136

Current holding in Company shares: Equity: 2.87%; Voting power: 2.87%

Fully diluted holding in Company shares: Equity: 2.60%; Voting power: 2.60%

Event 4

Name of Holder: Yehuda Shimoni

Name in English: Yehuda Shimoni

ID type: Israeli Identification

ID Number: 58714684

Nationality/country of incorporation or registration: Individual with Israeli citizenship

Address: Israel

Does the holder serve as the representative for reporting purposes of several shareholders who, jointly with him/her/it, hold corporation securities: No

Reason of discontinuation of being a Principal Shareholder: Dilution following issuance of the Company’s ordinary shares in the U.S.

Name and type of securities: Ordinary Shares

Securities no. on TASE: 1117795

Date of change: August 7, 2015

Amount of securities relating to this event: 0

Quoted price: US$0.00

Are the ordinary shares dormant shares or securities convertible to dormant shares: No

Current balance (the amount of securities following the event):

Ordinary shares: 417,272

Current holding in Company shares: Equity: 3.92%; Voting power: 3.92%

Fully diluted holding in Company shares: Equity: 3.55%; Voting power: 3.55%

Non-tradable warrants for investors 2014: 4,810

Securities no. on TASE: 1133792

Current holding in Company shares: Equity: 0.00%; Voting power: 0.00%

Fully diluted holding in Company shares: Equity: 0.04%; Voting power: 0.04%

Non-tradable warrants for investors 2013: 9,620

Securities no. on TASE: 1129949

Current holding in Company shares: Equity: 0.00%; Voting power: 0.00%

Fully diluted holding in Company shares: Equity: 0.08%; Voting power: 0.08%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intec Pharma Ltd.

Date: August 31, 2015

By: /s/ Zeev Weiss

 Zeev Weiss

 Chief Executive Officer